FOR IMMEDIATE RELEASE

Noah Education Announces Unaudited Second Quarter 2014 Results

Exceeded Guidance with Revenue up 12.1% YoY

Net Profit up 45.1% YoY

Shenzhen, China, February 26, 2014 – Noah Education Holdings Ltd. (“Noah” or the “Company”) (NYSE: NED), a leading provider of education services in China, today announced its unaudited financial results for the second quarter fiscal 2014 ended December 31, 2013.

Second Quarter Fiscal 2014 Financial Highlights (compared to second quarter fiscal 2013)

-	Net revenue increased 12.1% to RMB70.3 million (US$11.6 million)
-	Gross profit increased 14.4% to RMB32.7 million (US$5.4 million), and gross profit margin was 46.4%
-	Net operating income decreased 13.0% to RMB8.4 million (US$1.4 million)
-	Net income increased 45.1% to RMB10.4 million (US$1.7 million)
-	Non-GAAP net income, excluding share based compensation expenses, was RMB10.4 million (US$1.7 million), compared to a Non-GAAP net income of RMB7.6 million
-	Basic and diluted earnings per share were RMB0.17 (US$0.03) as compared to basic and diluted earnings per share of RMB0.13
-	Non-GAAP basic and diluted earnings per share were RMB0.17 (US$0.03) as compared to non-GAAP basic and diluted earnings per share of RMB0.14

Dong Xu, Chairman and Acting Chief Executive Officer of Noah, said, “We are pleased to report that Noah has exceeded our revenue guidance once again, in a traditionally strong second quarter. During the second quarter for fiscal 2014, our primary and secondary schools was our key revenue driver while we continued to ramp up the utilization of our kindergartens as well.”

Mr. Xu continued, “Going forward, we remain focused on growing the Company’s business organically and plan to roll out two to three new kindergartens in Guangdong and Zhejiang provinces in the third quarter of fiscal 2014, thereby further expanding our existing network.”

Ms. Dora Li, Chief Financial Officer, added, “We have achieved a stronger margin this quarter, not only due to a strong revenue contribution, but all the more as a result of our effective cost management in the midst of a wage inflation environment. ”

Second Quarter Fiscal 2014 Financial Results

Net revenue

Net revenue for the second quarter of fiscal 2014 increased 12.1% year-over-year to RMB70.3 million (US$11.6 million) from RMB62.7 million. The increase was driven mainly by the organic growth from existing schools.

In terms of revenue breakdown by business service for the second quarter of fiscal 2014, revenue from kindergartens was RMB35.8 million (US$5.9 million), compared to RMB35.9 million in the second quarter of fiscal 2013. Revenue from primary and secondary schools increased 37.1% year-over-year to RMB25.4 million (US$4.2 million) from RMB18.5 million due to revenue contribution from the ramping up school and expansion of existing mature schools. Revenue from supplemental education, which includes franchised fees, English training courses and sale of teaching materials, increased 10.0% year-over-year to RMB9.1 million (US$1.5 million) from RMB8.3 million.

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	2Q FY2014		2Q FY2013
Services	Revenue (RMB million)	Percentage of net revenue	Revenue (RMB million)	Percentage of net revenue
Kindergartens	35.8	51.0%	35.9	57.3%
Primary and Secondary Schools	25.4	36.0%	18.5	29.5%
Supplemental Education	9.1	13.0%	8.3	13.2%
Total	70.3	100.0%	62.7	100.0%

Gross profit and gross profit margin

Gross profit for the second quarter of fiscal 2014 increased 14.4% year-over-year to RMB32.7 million (US$5.4 million) from RMB28.5 million. The increase in gross profit was primarily driven by the strong revenue contribution of the primary and secondary schools operations.

Gross profit margin for the second quarter of fiscal 2014 was 46.4%, compared to 45.5% in the second quarter of fiscal 2013. The increase in margin was mainly due to revenue expansion and effective cost management in the midst of a wage inflation environment.

Operating expenses

Total operating expenses for the second quarter of fiscal 2014 was RMB32.4 million (US$5.3 million) as compared to RMB24.6 million in the second quarter of fiscal 2013. The increase in total operating expenses was mainly attributable to the payment of contingent consideration to original Yuanbo shareholders of RMB5.9 million (US$1.0 million)

Research and development (“R&D”) expenses for the second quarter of fiscal 2014 was RMB0.6 million (US$0.09 million) as compared to RMB0.6 million in the same period of fiscal 2013. As a percentage of net revenue, R&D expenses decreased to 0.8% in the second quarter of fiscal 2014 from 1.0% in the same quarter of fiscal 2013. The R&D investment is focused on the development of teaching materials.

Sales and marketing (“S&M”) expenses for the second quarter were RMB1.4 million (US$0.2 million) as compared to RMB1.3 million in the same quarter of fiscal 2013. As a percentage of net revenue, S&M expenses decreased to 2.0% in the second quarter of fiscal 2014, compared to 2.1% in the same period of fiscal 2013. S&M expenses as a percentage of revenue is expected to maintain at a similar level in following quarters while the Company sustains its initiatives in brand promotion.

General and administrative (“G&A”) expenses for the second quarter of fiscal 2014 were RMB24.4 million (US$4.0 million) as compared to RMB22.6 million in the same period of fiscal 2013. The increase in G&A expenses was mainly due to the incremental expenses from newly opened kindergartens as well as an increase in staff compensation expenses. As a percentage of net revenue, G&A expenses decreased to 34.7% in the second quarter of fiscal 2014, compared to 36.1% in the same period of fiscal 2013. The lower percentage of G&A expenses to net revenue primarily reflected the improvement of the Company’s operational leverage with the expansion of revenue scale.

Other expenses for the second quarter of fiscal 2014 were RMB5.9 million (US$1.0 million), the expenses was mainly due to the payment of contingent consideration to Yuanbo original shareholders based on revised contingent payment conditions.

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Other operating income

Other operating income for the second quarter of fiscal 2014 increased 42.8% year-over-year to RMB8.1 million (US$1.3 million) from RMB5.7 million in the second quarter of fiscal 2013. The increase was primarily due to the increase of income from training camps and interest groups.

Net operating income

Net operating income for the second quarter of fiscal 2014 decreased 13.0% year-over-year to RMB8.4 million (US$1.4 million) from RMB9.6 million in the second quarter of fiscal 2013.

Non-GAAP net operating income for the second quarter of fiscal 2014 was RMB8.4million (US$1.4 million), compared to RMB10.1 million in the same quarter of fiscal 2013.

Non-operating income

There was an RMB0.08 million (US$0.01 million) impairment loss of other investment for the second quarter of fiscal 2014. The impairment loss reflected the fair value change of the Company’s investment in Franklin Electronic Publishers. Interest income for the second quarter of fiscal 2014 was RMB1.7 million (US$0.3 million), compared to RMB0.4 million in the second quarter of fiscal 2013. Investment income for the second quarter of fiscal 2014 was RMB4.2 million (US$0.7 million), compared to RMB4.5 million in the second quarter of fiscal 2013. The changes in interest income and investment income were due to the variance in cash principal and amount of cash invested, as well as the rate of return. Other non-operating income for the second quarter of fiscal 2014 was RMB1.2 million (US$0.2 million), compared to income of RMB1.2 million in the same period of fiscal 2013.

Income tax expenses

Income tax expenses for the second quarter of fiscal 2014 were RMB5.1 million (US$0.8 million), compared to RMB3.6 million for the same period in fiscal 2013. The increase was mainly because the tax holiday for one of our subsidiaries has expired.

Net income

Net income for the second quarter of fiscal 2014 was RMB10.4 million (US$1.7 million), compared to RMB7.1 million in the same period of fiscal 2013. Basic and diluted earnings per share were RMB0.17 (US$0.03), compared to RMB0.13 in the second quarter of fiscal 2013.

Net income excluding share-based compensation expenses (non-GAAP) for the second quarter of fiscal 2014 was RMB10.4 million (US$ 1.7 million), compared to RMB7.6 million in the same period of fiscal 2013. Non-GAAP basic and diluted earnings per share for the second quarter of fiscal 2014 were RMB0.17 (US$0.03), compared to RMB0.14 in the second quarter of fiscal 2013.

Liquidity

Cash and cash equivalents, and short-term other investments totaled RMB532.1 million (US$86.9 million) on December 31, 2013, compared to RMB572.4 million on September 30, 2013. For the three months ended December 31, 2013, operating cash used in continuing operations was RMB29.7 million (US$4.9 million).

Deferred revenue

Deferred revenue related to tuition fees and franchising fees as of December 31, 2013 was RMB25.0 million (US$4.1 million). This compares to deferred revenue related to tuition fees and franchising fees of RMB71.5 million as of September 30, 2013. Deferred revenue primarily includes the tuition fees and franchising fees collected but has not yet recognized during the quarter. It will be recognized according to course and contract schedule. September is the beginning of school terms; therefore there is usually a higher deferred revenue balance at the end of last quarter.

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Operational Updates

Noah operates 63 schools, kindergartens, and training centers in its network at the end of the second quarter fiscal 2014. The network includes 48 kindergartens, with 7 kindergartens in their respective ramp up periods and with less than two years of operating history.

Noah's network also includes five primary and secondary schools. One of them opened in the first quarter of fiscal 2012 and continued to ramp up during the quarter to achieve an enrollment rate of 63% as of December 31, 2013.

Noah also operates ten directly-owned supplemental training centers.

Student enrollment totaled over 22,000, reflecting a year-over-year increase of about 9% due to the expansion of the network. Categorized according to business service, more than 12,700 students are enrolled in kindergartens, while approximately 6,000 are accounted for in primary and secondary schools, and the remaining 3,300 are in directly owned supplemental training centers.

Noah is also planning to roll out two to three new kindergartens in the third quarter of fiscal 2014. These new kindergartens will be located in Guangdong and Zhejiang provinces.

Financial Outlook for the Third Quarter and Full Fiscal 2014

Based on current estimates and market conditions, for the third quarter of fiscal 2014, Noah expects to generate net revenue in the range of RMB54 million (US$8.9 million) to RMB57 million (US$9.4 million). For the full fiscal 2014, the Company expects to generate revenue between RMB237 million (US$39.1 million) and RMB251 million (US$41.5 million). This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call

Noah’s senior management will host a conference call at 7:30 am (Eastern)/4:30 am (Pacific)/8:30 pm (China) on Thursday, February 27, 2014 to discuss its second quarter of fiscal 2014 financial results and recent business activities. The conference call may be accessed by calling:

US	1-866-652-5200
International	+1-412-317-6060
China	4001-201203
Hong Kong	800-905945

Please dial in 10 minutes before the scheduled starting time. An operator will answer your call and please use “Noah Education” as the verbal passcode to access the call. Replay of the conference call will be available from 10:00 am US Eastern Time on February 27, 2014 until 9:00 am US Eastern Time on March 6, 2014 by dialing the following numbers:

US	+1-877-344-7529
International	+1-412-317-0088
Passcode	10041086

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Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts in the statement of operations, balance sheet and cash flow statements have been translated into US dollars at the rate of RMB6.0537, the noon buying rate for US dollars in effect on December 31, 2013 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Use of Non-GAAP Financial Measures

In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes non-cash share-based compensation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company's operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company's liquidity and when planning and forecasting future periods.

About Noah Education Holdings Ltd

Noah Education Holdings Ltd (“Noah” or “the Company”) is a leading provider of education services in China. The Company operates in three different segments, with a focus on English language training, high-end kindergartens, primary and secondary schools, and supplemental education.

Noah owns and operates 48 high-end kindergartens located in the Guangdong Province, Hunan Province and Yangtze River Delta. It owns and operates five primary and secondary schools, which are all based in Guangdong Province. The Company also owns and operates 10 supplemental education centers in Hunan Province and Shanxi Province, which focuses on English language training for children aged 3-12.

Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

Safe Harbor Statement

This press release contains forward-looking statements that reflect Noah's current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah's most recent Annual Report on Form 20-F and other filings with the SEC.

Investor Contacts

Noah Education Holdings Ltd.

Email: ir@noaheducation.com

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Noah Education Holdings Ltd.
Consolidated Balance Sheet

	September 30,	December 31,
	2013	2013
	(Unaudited)	(Unaudited)
	RMB	RMB	USD
Assets
Current Assets
Cash and cash equivalents	214,354,007	293,079,747	48,413,325
Investments
Held to maturity investments	358,003,441	239,003,441	39,480,556
Accounts receivables, net of allowance of doubtful debts	329,019	285,002	47,079
Inventories	4,818,792	5,482,584	905,658
Pre-paid expenses, and other current assets	23,554,728	21,880,523	3,614,405
Total current assets	601,059,988	559,731,297	92,461,023
Investments	14,676,848	14,343,381	2,369,358
Property, plant and equipment, net	194,710,989	193,257,341	31,923,839
Intangible assets, net	78,807,548	76,897,857	12,702,621
Goodwill	75,486,942	75,486,942	12,469,554
Deposit for property, plant and equipment	11,443,787	13,997,848	2,312,280
Deferred tax assets – non-current	75,102	54,916	9,071
Total assets	976,261,204	933,769,582	154,247,746

Liabilities and Shareholders’ equity
Current liabilities
Accountants payable (including account payables of the consolidated variable interest entities ('VIEs") without recourse to the Company of RMB1,664,777and RMB 1,089,508 as of September 30, 2013 and December 31,2013, respectively)	1,705,527	1,878,187	310,254
Amount due to related party (including amount due to related party of the consolidated variable interest entities ("VIEs") without recourse to the Company of RMB52,497 and RMB nil as of September 30, 2013 and December 31, 2013, respectively.	52,497	0	0
Other payables and accruals (including other payables, accruals of the consolidated VIEs without recourse to the Company of RMB28,615,250 and RMB 22,231,919 as of September 30, 2013 and December 31, 2013, respectively)	60,582,833	51,306,426	8,475,218
Advances from customers (including advance from customer of the consolidated VIEs without recourse to the Company of RMB518,568 and RMB948,344 as of September 30, 2013 and December 31, 2013, respectively)	529,234	1,366,437	225,719
Income tax payable (including income tax payables of the consolidated VIEs without recourse to the Company of RMB8,749,875 and RMB11,342,734 as of September 30, 2013 and December 31, 2013, respectively)	24,511,492	29,877,175	4,935,358
Deferred revenue (including deferred revenues of the consolidated VIEs without recourse to the Company of RMB32,654,624 and RMB4,791,097 as of September 30, 2013 and December 31, 2013, respectively)	70,389,597	24,328,032	4,018,705
Total current liabilities	157,771,180	108,756,257	17,965,254
Deferred revenues – non-current	2,389,217	1,676,221	276,892
Deferred tax liabilities	9,026,693	8,554,160	1,413,047
Other liabilities	1,102,801	1,102,801	182,170
Total non-current liabilities	12,518,711	11,333,182	1,872,109
Total liabilities	170,289,891	120,089,439	19,837,363

Shareholders’ equity
Ordinary shares	14,841	14,841	2,452
Additional paid-in capital	1,047,772,763	1,047,772,763	173,079,730
Accumulated other comprehensive loss	(124,580,692)	(125,958,280)	(20,806,826)
Retained earnings	(191,540,847)	(185,265,446)	(30,603,672)
Total Noah Education Holdings Ltd. shareholders' equity	731,666,065	736,563,878	121,671,684
Non-controlling interests	74,305,248	77,116,265	12,738,699
Total equity	805,971,313	813,680,143	134,410,383
Total liabilities and shareholders’ equity	976,261,204	933,769,582	154,247,746

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Noah Education Holdings Ltd.
Consolidated Statements of Operations

	Three months ended December 31			Six months ended December 31
	2012	2013		2012	2013
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenue	62,705,926	70,324,549	11,616,788	101,516,189	119,529,598	19,744,883
Cost of revenue	(34,160,126)	(37,674,120)	(6,223,321)	(57,888,911)	(69,961,473)	(11,556,812)
Gross profit	28,545,800	32,650,429	5,393,467	43,627,278	49,568,125	8,188,071
Research & development expenses	(599,586)	(565,705)	(93,448)	(1,183,639)	(1,087,947)	(179,716)
Sales & marketing expenses	(1,341,370)	(1,427,302)	(235,774)	(2,990,705)	(3,438,521)	(568,003)
General & administrative expenses	(22,642,089)	(24,425,903)	(4,034,872)	(44,242,239)	(48,175,821)	(7,958,079)
Other expenses	(4,500)	(5,941,280)	(981,430)	(84,290)	(5,976,418)	(987,234)
Total operating expenses	(24,587,545)	(32,360,190)	(5,345,523)	(48,500,873)	(58,678,706)	(9,693,032)
Other operating income	5,657,438	8,078,327	1,334,445	9,245,081	12,551,696	2,073,393
Net operating income	9,615,693	8,368,566	1,382,389	4,371,486	3,441,115	568,432
Impairment loss on other investment	(5,061,576)	(77,046)	(12,727)	(5,163,032)	(202,954)	(33,526)
Interest income	399,007	1,741,683	287,706	784,817	2,422,537	400,175
Investment income	4,526,883	4,216,450	696,508	9,183,238	9,556,035	1,578,545
Other non-operating income/(loss)	1,272,843	1,245,726	205,779	1,375,445	2,128,161	351,547
Income before income taxes	10,752,850	15,495,379	2,559,654	10,551,954	17,344,894	2,865,172
Income tax (expenses)	(3,616,676)	(5,141,464)	(849,309)	(3,486,861)	(7,368,772)	(1,217,234)
Net income from continuing operations	7,136,174	10,355,915	1,710,345	7,065,093	9,976,122	1,647,938
less: net income attributable to non-controlling shareholders	2,332,822	4,078,521	673,724	1,769,698	4,386,643	724,622
Net income attributable to Noah Education Holdings Ltd. shareholders	4,803,352	6,275,394	1,036,621	5,295,395	5,589,478	923,316

Net income per share
Basic	0.13	0.17	0.03	0.14	0.15	0.03
Diluted	0.13	0.17	0.03	0.14	0.15	0.03

Weighted average ordinary shares outstanding
Basic	36,563,991	36,563,991	36,563,991	36,567,239	36,563,991	36,563,991
Diluted	36,605,534	36,681,500	36,681,500	36,567,239	36,648,514	36,648,514

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Noah Education Holdings Ltd.
Reconciliation of Non-GAAP to GAAP

	Three months ended December 31					Six months ended December 31
	2012		2013			2012		2013
	(Unaudited)		(Unaudited)			(Unaudited)		(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev	RMB	% of Rev	RMB	USD	% of Rev

GAAP net revenue	62,705,926	100.0	70,324,549	11,616,788	100.0	101,516,189	100.0	119,529,598	19,744,883	100.0

GAAP gross profit	28,545,800	45.5	32,650,429	5,393,467	46.4	43,627,278	43.0	49,568,125	8,188,071	41.5
Share-based compensation	0	0.0	0	0	0.0	0	0.0	0	0	0.0
Non-GAAP gross profit	28,545,800	45.5	32,650,429	5,393,467	46.4	43,627,278	43.0	49,568,125	8,188,071	41.5

GAAP operating income	9,615,693	15.3	8,368,567	1,382,389	11.9	4,371,486	4.3	3,441,115	568,432	2.9
Share-based compensation	480,168	0.8	0	0	0.0	960,337	0.9	0	0	0.0
Non-GAAP operating income	10,095,862	16.1	8,368,567	1,382,389	11.9	5,331,823	5.3	3,441,115	568,432	2,9

GAAP net income	7,136,174	11.4	10,353,915	1,710,345	14.7	7,065,093	7.0	9,976,122	1,647,938	8.3
Share-based compensation	480,168	0.8	0	0	0.0	960,337	0.9	0	0	0.0
Non-GAAP net income	7,616,343	12.1	10,353,915	1,710,345	14.7	8,025,430	7.9	9,976,122	1,647,938	8.3

GAAP net income per share
Basic	0.13		0.17	0.03		0.14		0.15	0.03
Diluted	0.13		0.17	0.03		0.14		0.15	0.03

Non-GAAP income per share
Basic	0.14		0.17	0.03		0.17		0.15	0.03
Diluted	0.14		0.17	0.03		0.17		0.15	0.03

Note: This reconciliation is for illustration purpose to compare GAAP and Non-GAAP performance

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Noah Education Holdings Ltd.
Disclosure of EBITDA
	Three months ended December 31			Six months ended December 31
	2012	2013		2012	2013
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Operating income	9,615,693	8,368,567	1,382,389	4,371,486	3,441,115	568,432
Depreciation	7,310,612	7,113,693	1,175,098	13,781,716	14,311,199	2,364,042
Amortization	1,503,476	1,909,691	315,458	2,605,382	3,416,528	564,370
EBITDA	18,429,781	17,391,951	2,872,946	20,758,584	21,168,842	3,496,844

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Noah Education Holdings Ltd.
Consolidated Cash Flow Statements
	For Three Months Ended December 31			For Six Months Ended December 31
	2012	2013		2012	2013
	Unaudited	Unaudited		Unaudited	Unaudited
	RMB	RMB	USD	RMB	RMB	USD
Cash flows from operating activities
Net income	7,136,174	10,353,915	1,710,345	7,065,092	9,976,122	1,647,938
Adjustments to reconcile net income
Amortization of intangible assets	1,503,476	1,909,691	315,458	2,605,382	3,416,528	564,370
Depreciation of property, plant and equipment	7,310,612	7,113,693	1,175,098	13,781,716	14,311,199	2,364,042
Share-based compensation expense	480,169	0	0	960,337	0	0
Loss on disposal of fixed assets	(7,356)	(41,818)	(6,908)	148,632	(36,103)	(5,964)
Allowance for doubtful debts	0	0	0	462,288	0	0
Impairment loss on Franklin and other investment	5,061,576	77,046	12,727	5,163,032	202,953	33,525
Changes in current assets & liabilities
Accounts receivable	6,542	44,017	7,271	(8,266)	9,143	1,510
Inventories	92,534	(663,792)	(109,651)	331,878	(442,237)	(73,052)
Prepaid and others	21,160,541	1,674,206	276,559	4,882,849	(4,070,226)	(672,353)
Deferred tax asset	42,827	20,185	3,334	112,262	49,397	8,160
Accounts payable	(119,085)	172,661	28,522	(278,595)	(242,512)	(40,060)
Other payables and accruals	(5,414,236)	(3,428,901)	(566,412)	4,413,018	10,516,620	1,737,222
Advances from customers	78,592	837,203	138,296	147,156	505,729	83,540
Payment of contingent consideration of Yuanbo	0-	(5,900,000)	(974,611)	0-	(5,900,000)	(974,611)
Deferred revenue	(38,048,966)	(46,774,560)	(7,726,607)	(15,691,465)	(13,044,755)	(2,154,840)
Income tax payable	3,898,262	5,365,686	886,348	3,661,419	7,730,389	1,276,969
Deferred tax liability	(406,296)	(472,534)	(78,057)	(1,591,087)	(853,399)	(140,971)
Operating cash provided/(used) by continuing operation	2,775,365	(29,713,302)	(4,908,288)	26,165,647	22,128,848	3,655,425

Cash flows from investing activities
Acquisition of property, plant and equipment	(7,074,117)	(5,618,227)	(928,065)	(20,421,278)	(9,949,195)	(1,643,490)
Prepayment of property, plant and equipment	(775,675)	(2,554,061)	(421,901)	(2,010,308)	(5,481,900)	(905,545)
Acquisition of Subsidiaries	(29,921,337)	0	0	(29,921,337)	(2,500,000)	(412,971)
Repayment for investment	4,800,000	0	0	0	0	0
Acquisition of Yuanbo	0	0	0	(7,272,337)	0	0
(Increase)/Decrease in HTM investment	101,500,000	119,000,000	19,657,400	(281,500,000)	(156,000,000)	(25,769,364)
Disposal of property, plant and equipment	0	0	0	0	22,007	3,635
Investing cash provided/(used) by continuing operation	68,528,872	110,827,712	18,307,434	(341,125,260)	(173,909,088)	(28,727,735)

Cash flows from financing activities
Shares repurchases	0	0	0	(51,181)	0	0
Dividend paid to non-controlling shareholders	(1,290,000)	(1,267,503)	(209,377)	(1,290,000)	(1,267,503)	(209,377)
Financing cash (used) by continuing operation	(1,290,000)	(1,267,503)	(209,377)	(1,341,181)	(1,267,503)	(209,377)

Net increase (decrease) in cash	70,014,237	79,846,907	13,189,769	(316,300,794)	(153,047,743)	(25,281,686)
Effect of exchange rate changes on cash	(1,266,983)	(1,121,167)	(185,204)	(896,251)	(1,800,764)	(297,465)
Cash and cash equivalents at beginning of the period	115,828,355	214,354,007	35,408,760	501,772,653	447,928,254	73,992,476
Cash and cash equivalents at end of the period	184,575,609	293,079,747	48,413,325	184,575,609	293,079,747	48,413,325

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